SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For December 3, 2008

Commission File Number: 333-11014

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i-CABLE Communications Limited

(Exact name of Registrant as specified in its charter)

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Cable TV Tower
9 Hoi Shing Road
Tsuen Wan, N.T.
Hong Kong
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

i-CABLE Communications Limited

By: /s/ William Kwan
Name: William Kwan
Title: Chief Financial Officer

Dated: December 3, 2008

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

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i-CABLE Communications Limited

(Incorporated in Hong Kong with limited liability)

(Stock Code: 1097)

RESUMPTION OF TRADING

Due to the unusual price and volume movements of the Company's shares on 28 November 2008, at the request of i-CABLE Communications Limited (the "Company"), trading in the ordinary shares of HK$1.0 each in the issued capital of the Company on The Stock Exchange of Hong Kong Limited was suspended from 3:34 p.m. on 28 November 2008 (the "Suspension") pending the release of an announcement by the Company in relation to a price sensitive information.

The board of directors of the Company (the "Board") has been informed by the Company's controlling shareholder that the controlling shareholder was considering but has today decided not to proceed with a possible privatisation proposal (the "Notification").

The Board noted the recent presses/ reports under circulation from 29 November 2008 to 2 December 2008 in relation to certain speculations on the possible actions of the controlling shareholder such as possible privatisation or disposal of existing interests in the Company. Save and except for the Notification, the Board is not in a position to comment on or confirm the accuracy of such presses/ reports.

The Board also confirms that it is currently unaware of any negotiations or agreements relating to any intended acquisition or realisation which is discloseable under rule 13.23 of the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules"), nor any matter discloseable under the general obligation imposed by rule 13.09 of the Listing Rules, which is or may be price-sensitive in nature.

An application has been made by the Company for the resumption of trading in the Company's shares with effect from 9:30 a.m. on 4 December 2008.

By Order of the Directors
Wilson W. S. Chan
Secretary

Hong Kong, 3 December 2008

The directors of the Company jointly and severally accept full responsibility for the accuracy of information contained in this announcement and confirm, having made all reasonable enquiries, that, to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

As at the date of this announcement, the board of directors of the Company comprises Mr. Stephen T. H. Ng, Mr. William J. H. Kwan and Mr. Peter S. O. Mak, together with three independent non-executive Directors, namely, Dr. Dennis T. L. Sun, Mr. Patrick Y. W. Wu and Mr. Anthony K. K. Yeung.